



Sarah-Jane Thomas LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $25,000

Offering End Date: February 13, 2023

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $15,000

Company Details:

Name: Sarah-Jane Thomas LLC

Founded: October 9, 2015

Address: 12803 Cara Drive
Woodbridge, VA 22192

Industry: Education & Consulting

Employees: 1

Website: https://www.edumatch.org/

Use of Funds Allocation:

If the maximum raise is met:

$15,000 (60%) of the proceeds will go towards Marketing
$7,000 (28%) of the proceeds will go towards Working Capital
$1,875 (7.5%) of the proceeds will go towards Administrative Costs
$1,125 (4.5%) of the proceeds will go towards SMBX Capital Raise Fee

Social:

LinkedIn: 4,588 Followers





Business Metrics:

	FY20	FY21	YTD 12/31/2022
Total Assets	$6,334	$11,307	$6,273
Cash & Cash Equivalents	$6,334	$11,307	$1,283
Accounts Receivable	$0	$0	$5,000
Short-term Debt	$1,389	$1,981	$6,436
Long-term Debt	$0	$5,264	$0
Revenue	$112,486	$136,918	$96,857
Cost of Goods Sold	$84,236	$114,855	$76,185
Taxes	$0	$0	$0
Net Income	$3,953	-$457	-$2,169

Recognition:

Sarah-Jane Thomas LLC (DBA EduMatch) powerfully connects educators on various social media platforms that build deep relationships transcending geography, job titles, and all demographic categories. Their network includes not only educators & students, but also grassroots educational efforts. They're here to elevate the authentic voices of educators using evidence-informed practices to be the catalyst for change in education.

About:

Sarah-Jane Thomas LLC's (DBA EduMatch) founder is a Black-female educator & has spoken and presented internationally about showcasing how critically important it is to connect with other educators, especially during Covid. She's a recipient of the 2017 ISTE Making IT Happen award and a Regional Technology Coordinator in a large district in Maryland.

For more information, contact our Customer Support Team at support@thesmbx.com

